SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 17, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     X                                                            Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes    ___                                                           No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes   ___                                                           No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes   ___                                                            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 17, 2008, announcing that it has entered in to an agreement to acquire Engineous Software.

Dassault Systèmes to Acquire Engineous Software

Expands PLM 2.0 for Simulation Lifecycle Management

Paris, France, and Providence, R.I., USA, June 17, 2008 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions and Engineous Software, a market leader in process automation, integration and optimization, today announced an agreement in which DS would  acquire Engineous Software. This acquisition will extend SIMULIA’s leadership in providing Simulation Lifecycle Management solutions on the V6 IP collaboration platform. The proposed acquisition, for an estimated price of 40 million USD, should be completed before the end of July subject to specific closing conditions. The transaction is expected to be non dilutive on DS non-GAAP 2008 earnings.

“The combination of SIMULIA’s domain expertise in Realistic Simulation, the new Dassault Systèmes V6 PLM 2.0 platform, and industry-proven Engineous technology will provide customers with an unmatched capability for collaborative management of simulation applications, processes, data and intellectual property,” stated Scott Berkey, CEO, SIMULIA. “Our new SLM solution is already establishing market leadership momentum and the integration of Engineous’ FIPER framework as well as its design performance exploration tools will enrich and quicken our clients’ capabilities to deliver better products.”

Engineous’ FIPER software has evolved to become the leading distributed product development infrastructure that allows organizations to access, execute, and reuse design simulation tools and processes. The software allows resources to be connected within an organization and externally with partners and geographically dispersed design teams. Engineous customers include: Boeing, GM, Nissan, Procter & Gamble, Caterpillar, Canon, Rolls Royce, United Technologies, General Electric, Samsung and Toyota.

 “We are extremely pleased to be joining Dassault Systèmes and the SIMULIA brand team,” stated Siu Tong, founder of Engineous Software. “Our vision, from the start, has been to help define and build solutions for the management and automation of simulation activities within the enterprise. Becoming part of Dassault Systemes will allow our team to play an integral role in the democratization of realistic simulation for companies, their ecosystem and their customers, establishing SIMULIA SLM as the standard for enterprise simulation frameworks.”

Originally sponsored by an industry alliance, including Engineous Software, Goodrich, General Electric, OAI, Parker Hannifin and Ohio University, the Federated Intelligent Product EnviRonment project enabled Engineous to commercialize their FIPER product, which streamlines the design of engineered products, integrating legacy and best-of-breed analytical and design tools through a Web-enabled environment.

"We have enjoyed considerable success in deploying solutions from both Dassault Systèmes and Engineous as part of our overall digital engineering capability," said Dr. Byungsik Kang, Director of CAE, Vehicle Technology Center of Hyundai-Kia Motors Corporate Research & Development Division. "The integration of Engineous and SIMULIA solutions within the open Dassault Systemes environment represents an exciting opportunity for CAD/CAE system improvements which we look forward to with great interest as our enterprise digital engineering strategy evolves. We are very pleased with this unification from our most dependable partners."

For more details, visit www.simulia.com.

# # #

About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit www.3ds.com.

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

About Engineous Software
Engineous Software, Inc. provides process integration and design optimization software solutions and services. The company's iSIGHT software integrates key steps in the product design process, then automates and executes those steps through design exploration tools like optimization, DOE, and DFSS techniques. The FIPER infrastructure links these processes together in a unified environment. Through FIPER, models, applications and "best" processes are easily shared, accessed, and executed with other engineers, groups, and partners. Engineous operates numerous sales offices in the U.S., as well as wholly owned subsidiaries in Asia and Europe. Customers include leading Global 500 companies such as Canon, General Electric, General Motors, Pratt & Whitney, Honeywell, Lockheed Martin, Toshiba, MHI, Ford Motor Company, Chrysler, Toyota, Nissan, Renault, Hitachi, Peugeot, MTU Aero Engines, TRW, BMW, Rolls Royce, and Johnson Controls, Inc. Additional information may be found at www.Engineous.com and http://components.Engineous.com.

Dassault Systèmes Press Contacts:
Tim Webb (SIMULIA)	tim.webb@3ds.com	+1 (401) 276-8105
Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81-3-5442-4138
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

Engineous Press Contacts:
J.P. Evans	jpevans@engineous.com	+1 (919) 677-6707

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: June 17, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer